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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF JULY, 1998

                             P.T. POLYTAMA PROPINDO
                        MIDPLAZA 2 BUILDING, 20TH FLOOR
                        JALAN JEND. SUDIRMAN KAV, 10-11
                                 JAKARTA 10220
                                   INDONESIA
              (ADDRESS OF PRINCIPAL REGISTRANT'S EXECUTIVE OFFICE)

(INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS
                     UNDER COVER OF FORM 20-F OR FORM 40-F)

                       FORM 20-F  [X]     FORM 40-F  [ ]

  (INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION
    CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF
                                     1934.)

                              YES  [ ]     NO  [X]

 (IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT
                 IN CONNECTION WITH RULE 12g3-2(b): 82-       )

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                                    SUMMARY

     On July 13, 1998, Polytama International Finance B.V. (the "Issuer") and P.T. Polytama Propindo (the "Company") launched the consent solicitation (the "Consent Solicitation") to modify certain provisions of the Issuer's outstanding $200,000,000 11 1/4% Notes due 2007 (the "Existing Notes"), guaranteed by the Company (the "Existing Notes", as so modified, the "Modified Notes"). This Form 6-K includes the Consent Solicitation documents, which consist of the Consent Solicitation Statement, the Revised Consent Form, Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Holders.

     If the modifications to the Existing Notes are deemed to involve the issuance of a new security, the Issuer and the Company are relying upon the exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act"), as amended, provided by Section 3(a)(9) of the Securities Act.

     The Form T-3, which describes the exemption from the registration requirements of the issuance of the Modified Notes available under Section 3(a)(9), was filed by both the Issuer and the Company with the Securities Exchange Commission on July 13, 1998 (the "Application on Form T-3"). Amendment No. 1 to the Application on Form T-3 was filed on July 28, 1998 (the "Amendment"). A copy of the Application on Form T-3 and a copy of the Amendment are incorporated herein by reference. The Company's Annual Report on Form 20-F (the "20-F") should be read in conjunction with the Consent Solicitation Statement. A copy of the 20-F was filed on June 30, 1998 and is also incorporated herein by reference.

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                                   SIGNATURES

     Pursuant to the Requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          P.T. Polytama Propindo
                                          (Registrant)

                                          By: /s/ HONGGO WENDRATNO
                                            ------------------------------------
                                            Name: Honggo Wendratno
                                            Title: President Director

Date: July 14, 1998
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                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
Exhibit 1:   Consent Solicitation Statement dated July 13, 1998:
             Solicitation of Consents to Amend Indenture relating to
             11 1/4% Guaranteed Secured Notes due 2007 (the "Notes")
             issued by Polytama International Finance B.V.
             (US$200,000,000 principal amount outstanding) Irrevocably
             and Unconditionally Guaranteed as to Payment of Principal,
             Premium, Interest and Additional Amounts, if any, by P.T.
             Polytama Propindo.
Exhibit 2:   Consent Form: Revised Form for Consenting to the Proposed
             Amendments (the "Revised Consent Form") Pursuant to the
             Consent Solicitation Statement dated July 13, 1998 relating to the Notes, as distributed to Holders of the Notes on July
             14, 1998.
Exhibit 3:   Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees dated July 13, 1998.
Exhibit 4:   Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees dated July 14, 1998.
Exhibit 5:   Letter to Holders, dated July 14, 1998.
Exhibit 6*:  The Company's Annual Report on Form 20-F, filed on June 30,
             1998 (Commission File No. 333-06854-01), and incorporated
             herein by reference.
Exhibit 7*:  The Application on Form T-3, filed on July 13, 1998
             (Commission File No. 022-22385-01), and incorporated herein by reference.
Exhibit 8*:  The Amendment to the Application on Form T-3, filed on July
             28, 1998 (Commission File No. 022-22385-01) and incorporated herein by reference.

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* Incorporated herein by reference. All other exhibits are filed herewith.